FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the year ended  December 31, 1996


[   ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the transition period from ____________ to ____________

                         Commission file number  0-3041

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             JUSTIN INDUSTRIES, INC.
                              2821 West 7th Street
                             Fort Worth, Texas 76107


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                                   (Name of Plan)


                     /S/ RICHARD J. SAVITZ
                           (Signature)
                     Richard J. Savitz
                     Vice President-Finance


June 27, 1997

================================================================================

ERNST & YOUNG LLP
REPORT OF INDEPENDENT AUDITORS


Plan Participants
Justin Industries, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                               /S/ ERNST & YOUNG LLP


Fort Worth, Texas
June 19, 1997

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
              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits
                                                              December 31,
                                                        -------------------------
                                                           1996          1995
                                                        -----------   -----------
Assets:
  Cash and cash investments                             $   898,161   $    21,736
  Participants' contributions receivable                    255,160       271,467
  Company contribution receivable                           282,180     1,242,385
  Dividends and interest receivable                         116,999       119,285
  Receivable from merger of ATS Plan                              -        87,397
  Investments, at fair value:
    Common stock of Justin Industries, Inc.
      ($19,000,905 cost and 2,824,777 shares in 1996,
       $18,563,327 cost and 2,921,717 shares in 1995)    32,484,935    32,138,890
    Mutual funds:
      Merrill Lynch Growth Fund                           2,118,108       831,262
      Merrill Lynch Global Allocation Fund                  981,534       536,046
      Merrill Lynch Capital Fund                            624,951       291,155
    Money market funds:
      Merrill Lynch Retirement Preservation Trust           431,995       244,651
      Merrill Lynch Ready Assets Trust                            -       325,600
                                                        -----------   -----------
        Total investments                                36,641,523    34,367,604
                                                        -----------   -----------
          Total assets                                   38,194,023    36,109,874
Liabilities:
  Participants' contributions refundable                    235,415       174,631
                                                        -----------   -----------
Net assets available for benefits                       $37,958,608   $35,935,243
                                                        ===========   ===========

           Statements of Changes in Net Assets Available for Benefits
                                                        Year Ended December 31,
                                                        -------------------------
                                                           1996          1995
                                                        -----------   -----------
Investment income (loss):
  Dividends and interest                                 $  782,646    $  619,921
  Net appreciation/(depreciation) in fair value
    of investments                                        1,722,643    (2,816,625)
                                                        -----------   -----------
          Total investment income (loss)                  2,505,289    (2,196,704)
Contributions:
  Participants                                            3,165,683     3,143,486
  Company                                                 1,180,772     1,242,385
                                                        -----------   -----------
          Total contributions                             4,346,455     4,385,871
Participants' withdrawals                                (4,828,379)   (3,558,888)
                                                        -----------   -----------
                                                          2,023,365    (1,369,721)
Merger of ATS Plan                                                -       434,733
Net assets available for benefits at beginning of year   35,935,243    36,870,231
                                                        -----------   -----------
Net assets available for benefits at end of year        $37,958,608   $35,935,243
                                                        ===========   ===========

                             See accompanying notes.

================================================================================

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


 1.  DESCRIPTION OF PLAN

The following description of the Justin Industries, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

a. General. All employees (except those employees covered under collective bargaining agreements that do not provide for plan participation) of participating employers are eligible to participate in the Plan beginning on January l or July l after each employee has completed one year of service
   and reached the age of twenty-one.   The Plan is subject to the provisions
   of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions.  The Plan is primarily funded by two types of contributions:

    Employee voluntary pre-tax contributions through salary deferrals, limited to 15 percent of each employee's eligible earnings, but not more than the maximum allowed by law. The maximum employee contribution was $9,500 in 1996 and $9,240 in 1995.

    Company matching contributions are equal to a percentage of each employee's voluntary pre-tax contributions up to 5 percent of the employee's eligible earnings. The Board of Directors annually determines the matching percentage. In 1996 and 1995, all employees' contributions were matched at 50 percent up to $7,500.

   Any employee of the Company may rollover into the Plan distributions made from a previous employer's qualified retirement plan.

c. Participants' Accounts. Each participant's account is credited with the employee's contribution and an allocation of the Company's contribution and investment earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are fully vested and nonforfeitable once allocated.

e. Investment Options. Employee contributions prior to September 1, 1994 and all Company matching contributions are invested in Company common stock. Subsequent to September 1, 1994, participants direct investments from employee contributions among a combination of Company common stock and any of the following four investment funds.

     Merrill Lynch Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in equity securities.
     Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests primarily in U.S. and foreign equity, debt and money market securities.
     Merrill Lynch Capital Fund - Funds are invested in shares of a registered investment company that invests primarily in equity, debt and convertible securities.
     Merrill Lynch Retirement Preservation Trust - Funds are invested in shares of a registered investment company that invests primarily in guaranteed investment contracts, U.S. government agency securities and money market securities.

f. Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document.

================================================================================

 2.  SUMMARY OF ACCOUNTING POLICIES

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Gains and losses on the sale of investments are accounted for on an average cost basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions by participants and participating employers are accounted for on the accrual basis once determined. Benefit payments are recorded when paid.

 3.  PLAN MERGER

Effective December 29, 1995, the ATS 401(k) Profit Sharing Plan and Trust (the "ATS Plan") was merged into the Plan. Total assets transferred and related receivables related to the ATS Plan amounted to $434,733. All participants in the former ATS Plan were fully vested as of December 29, 1995. Former participants in the ATS Plan were eligible to participate in the Plan effective January 1, 1996.

As of December 31, 1995, certain assets of the ATS Plan that were transferred to the Plan on December 29, 1995 were temporarily invested in the Merrill Lynch Ready Assets Trust (money market fund) until instructions from participants were received and allocations could be made to the participant directed investment funds of the Plan.

 4.  PLAN AMENDMENT

The Plan was amended in 1995 to incorporate the benefits, rights and features of the ATS Plan which are protected under Internal Revenue Code Section 411(d)(6).

 5.  TAX STATUS OF PLAN

The Plan is subject to the provisions of Internal Revenue Code Section 401(k), whereby the participants' pre-tax contributions are made through a written salary deferral election. The Plan also includes a provision whereby the Plan's Administrative Committee may direct the Trustee to incur debt obligations to finance the acquisition of Company common stock for the Plan. A favorable determination letter of qualification was received on October 26, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, as amended. As such, the Plan is exempt from federal income tax, and participants' voluntary pre-tax contributions, Company matching contributions, investment income and realized gains (losses) are not taxable to participants until withdrawal. Cash withdrawals are generally taxable to participants in the year of withdrawal. The net unrealized appreciation on withdrawals of Company common stock is generally not taxable to participants until the stock is sold. Once qualified, the Plan is required to operate in conformity with regulations promulgated by the Department of the Treasury and the Department of Labor to maintain its qualified status. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's tax status.

================================================================================

 6.  PARTICIPANTS' CONTRIBUTIONS REFUNDABLE

As a result of non-discrimination testing on 1996 and 1995 contributions, certain "highly compensated" employees received refunds in 1997 and 1996 of excess contributions. Such amounts have been accrued in the accompanying financial statements as a liability of the Plan as of the end of each Plan year.

 7.  ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 1996 and 1995, the Company elected to pay directly all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased.

 8.  INVESTMENT ACTIVITY

Net assets available for benefits at the end of 1996 and changes in net assets available for benefits for the years ended December 31, 1996 and 1995 by funds (fund information) are as follows:

                                                            1996
-------------------------------------------------------------------------------------------------------------------------------
                                                                                          Non-
                                                                                      Participant
                                        Participant Directed                            Directed
                    -----------------------------------------------------------------------------
                                   Merrill                 Merrill
                                    Lynch      Merrill      Lynch         Justin        Justin
                       Merrill      Global      Lynch     Retirement    Industries,   Industries,
                        Lynch     Allocation   Capital   Preservation      Inc.          Inc.
                     Growth Fund     Fund        Fund       Trust      Common Stock  Common Stock       Other           Total
--------------------------------------------------------------------------------------------------------------------------------
Dividends and
 interest              $158,312     $91,149     $54,004     $20,538       $63,660       $402,074        $(7,091)       $782,646
Net appreciation
 of fair value of
 investments            240,265      25,466       9,775           -       378,287      1,068,481            369       1,722,643
Contributions:
 Participants'          734,356     393,704     246,200     152,403     1,711,740              -        (72,720)      3,165,683
 Company                      -           -           -           -             -      1,242,385        (61,613)      1,180,772
Participants'
 withdrawals           (234,689)   (132,519)    (55,857)    (62,484)     (836,166)    (3,506,180)          (484)     (4,828,379)
Interfund transfers     164,077       8,063      41,800      10,084        43,330       (267,470)           116               -
                     ----------  ----------  ----------  ----------    ----------     ----------     ----------     -----------
                      1,062,321     385,863     295,922     120,541     1,360,851     (1,060,710)      (141,423)      2,023,365
Merger of ATS Plan      224,525      59,625      37,874      66,803        45,906              -       (434,733)              -
Net assets at
 beginning of year      831,262     536,046     291,155     244,651     4,245,466     27,893,422      1,893,241      35,935,243
                     ----------  ----------  ----------  ----------    ----------     ----------     ----------     -----------
Net assets at end
 of year             $2,118,108    $981,534    $624,951    $431,995    $5,652,223    $26,832,712     $1,317,085     $37,958,608
                     ==========  ==========  ==========  ==========    ==========    ===========     ==========     ===========

================================================================================

                                                            1995
-------------------------------------------------------------------------------------------------------------------------------
                                                                                          Non-
                                                                                      Participant
                                        Participant Directed                            Directed
                    -----------------------------------------------------------------------------
                                   Merrill                 Merrill
                                    Lynch      Merrill      Lynch         Justin        Justin
                       Merrill      Global      Lynch     Retirement    Industries,   Industries,
                        Lynch     Allocation   Capital   Preservation      Inc.          Inc.
                     Growth Fund     Fund        Fund       Trust      Common Stock  Common Stock       Other           Total
--------------------------------------------------------------------------------------------------------------------------------
Dividends and
 interest               $68,520     $39,733     $26,702     $9,378        $35,735       $438,775         $1,078        $619,921
Net appreciation/
 (depreciation) of
 fair value of
 investments             57,440      27,279      18,065      -           (116,515)    (2,802,894)             -      (2,816,625)
Contributions:
 Participants'          540,574     364,548     184,757     149,809     2,014,736              -       (110,938)      3,143,486
 Company                      -           -           -           -             -      1,239,712          2,673       1,242,385
Participants'
 withdrawals            (55,741)    (16,601)    (13,764)    (15,365)     (299,220)    (3,158,197)             -      (3,558,888)
Interfund transfers      34,370      (3,094)     16,434      52,230      (481,891)       382,052           (101)              -
                     ----------  ----------  ----------  ----------    ----------    -----------     ----------     -----------
                        645,163     411,865     232,194     196,052     1,152,845     (3,900,552)      (107,288)     (1,369,721)
Merger of ATS Plan            -           -           -           -           -                -        434,733         434,733
Net assets at
 beginning of year      186,099     124,181      58,961      48,599     3,092,621     31,793,974      1,565,796      36,870,231
                     ----------  ----------  ----------  ----------    ----------    -----------     ----------     -----------
Net assets at end
 of year               $831,262    $536,046    $291,155    $244,651    $4,245,466    $27,893,422     $1,893,241     $35,935,243
                     ==========  ==========  ==========  ==========    ==========    ===========     ==========     ===========

The Plan's investment activity for each of the two years ended December 31 (including investments bought and sold, as well as held during the year) depreciated in fair value as shown below.

                                                      Year Ended December 31,
                                                      ------------------------
                                                         1996          1995
                                                     -----------   -----------
Realized gain on sales of investments:
 Proceeds from sales of investments                  $ 5,371,792   $ 4,057,262
 Cost of investments                                   3,793,192     2,842,665
                                                     -----------   -----------
 Realized gain                                       $ 1,578,600   $ 1,214,597
                                                     ===========   ===========

Unrealized appreciation (depreciation) on investments:
 Unrealized appreciation at beginning of year        $13,651,690   $17,682,912
 Net unrealized appreciation (depreciation)
   during the year                                       144,043    (4,031,222)
                                                     -----------   -----------
 Unrealized appreciation at end of year              $13,795,733   $13,651,690
                                                     ===========   ===========

 9.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor (DOL) requires realized and unrealized gains (losses) to be calculated in a different manner than required by generally accepted accounting principles. Realized and unrealized gains using the DOL's method for 1996 amounted to $256,414 and $1,466,229, respectively.

In addition, 1996's net assets available for benefits is $894,237 less and participants' withdrawals is $894,237 more per Form 5500 than shown in the accompanying financial statements. These differences are due to the DOL's requirements for Form 5500 to accrue withdrawals processed and approved for payment prior to December 31, 1996 but not yet paid as of that date.

================================================================================

         JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

            Schedule of Assets Held for Investment Purposes
                           December 31, 1996
                                   Par Amount/
                                     Shares/
        Description                   Units        Cost      Fair Value
--------------------------------   ----------  -----------  -----------
Merrill Lynch Growth Fund for
Investment and Retirement             81,060   $ 1,863,142  $ 2,118,108

Merrill Lynch Global Allocation
Fund, Inc.                            67,459       946,538      981,534

Merrill Lynch Capital Fund, Inc.      20,127       603,209      624,951

Merrill Lynch Retirement
Preservation Trust                   431,995       431,996      431,995

Justin Industries, Inc.
Common Stock  *                    2,824,777    19,000,905   32,484,935
                                               -----------  -----------
                                               $22,845,790  $36,641,523
                                               ===========  ===========

* - Indicates party-in-interest to the Plan.

================================================================================

                                  JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                           Schedule of Reportable Transactions
                                               Year Ended December 31, 1996
                                       Number of     Number of     Purchase         Selling       Cost of        Net Gain
        Description of Assets         Transactions     Shares        Price         Price  (1)    Asset  (1)       (Loss)
--------------------------------      ------------   ---------    -----------     -----------    -----------    ---------
Category (iii) - series of
 transactions in excess of 5%
 of plan assets:

Justin Industries, Inc. Common Stock        31        297,281      $3,476,716      $        -     $3,476,716     $      -

Justin Industries, Inc. Common Stock       109        258,227      $        -      $2,971,684     $2,154,124     $817,560

(1) - Also represents market value at date of transaction.

Note:  All transactions were made on the market.  There were no category (i), (ii), or (iv) reportable transactions during 1996.

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